Part II: Activities of the Broker-Dealer Operator and its Affiliates

   Item 2: Affiliates Trading Activities on the ATS

      a.   Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS?

         ☒ Yes   ☐ No

         If yes, name and describe each type of Affiliate that enters or directs the entry of orders and trading interest into the ATS (e.g., broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

BofAS Affiliates do not have direct access to Instinct X (See Part II, Item 5 for a discussion of Direct and Indirect Subscribers to Instinct X). Any Affiliate of BofAS may send orders to a BofAS trading desk for handling and, based on the discretion of the desk handling the orders, all or some of the Affiliate's orders may be routed to Instinct X at the discretion of a BofAS algorithm or the BofAS SOR used by the desk. Set forth below are the BofAS Affiliates whose orders or conditional placements accessed Instinct X in the last calendar quarter.

Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPFS") is a U.S. registered affiliated broker-dealer that may use a BofAS algorithm or the BofAS SOR to handle an order and, based on the discretion of the algorithm or SOR, some or all of MLPFS's orders may be routed to Instinct X. MLPFS orders that ultimately access Instinct X do so using the MPIDs "MLWM" and "MLMA." Instinct X receives MLPFS orders in an agency capacity with the exception of the principal orders Instinct X may receive in connection with MLPFS's unwinding of bona fide errors or positions resulting from customer accommodations. The determination of whether to send a conditional placement to Instinct X on behalf of an Affiliate is made by the BofAS algorithm or BofAS SOR handling the Affiliate's original order.

Orders and conditional placements of Bank of America, N.A. ("BANA"), a U.S. affiliated national bank, also can be routed to Instinct X (through a BofAS trader authorized to act on behalf of BANA). Instinct X receives and handles these BANA orders and conditional placements, under the MPID "MLCO," in an agency capacity.

~~Merrill Lynch International ("MLI") is a foreign affiliated broker-dealer (or local equivalent) that sends orders to BofAS that ultimately access Instinct X using the MPID "MLCO." Note, as a foreign entity, MLI does not have its own MPID. Instinct X receives principal or agency orders from MLI. However, orders and conditional placements associated with MLI are treated as principal in Instinct X.~~

b.   If yes, to Item 2(a), are the services that the NMS Stock ATS offers and provides to the Affiliates required to be identified in Item 2(a) the same for all Subscribers?

☒ Yes   ☐ No

c.   Are there any formal or informal arrangements with an Affiliate required to be identified in Item 2(a) to provide orders or trading interest to the NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)?

☐ Yes   ☒ No

d.   Can orders and trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by an Affiliate of the Broker-Dealer Operator?

☐ Yes   ☒ No

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